                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 11-K



[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934


                  For Fiscal Year Ended June 30, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



                  For the transition period from ___________ to ___________


         COMMISSION FILE NO. 1-5424


A. Full title of the plan and address of the plan if different from that of the issuer named below:

                         DELTA FAMILY-CARE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             DELTA AIR LINES, INC.
                                 P.O. Box 20706
                          Atlanta, Georgia 30320-6001

                         DELTA FAMILY-CARE SAVINGS PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES

                             JUNE 30, 2001 AND 2000



                               TABLE OF CONTENTS


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

         Statement of Net Assets Available for Benefits -- June 30, 2001

         Statement of Net Assets Available for Benefits -- June 30, 2000

         Statement of Changes in Net Assets Available for Benefits for the Year Ended June 30, 2001

         Statement of Changes in Net Assets Available for Benefits for the Year Ended June 30, 2000

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SCHEDULES SUPPORTING FINANCIAL STATEMENTS

         Schedule I: Schedule H, Line 4i -- Assets (Held at End of Year) -- June 30, 2001

         Schedule II: Schedule H, Line 4j -- Reportable Transactions for the Year Ended June 30, 2001

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of
Delta Air Lines, Inc.:


We have audited the accompanying statements of net assets available for benefits of the DELTA FAMILY-CARE SAVINGS PLAN as of June 30, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Administrative Committee of Delta Air Lines, Inc. in its capacity as administrator of the Plan. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2001 and 2000 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of assets (held at end of year) and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Arthur Andersen LLP
-----------------------


Atlanta, Georgia
September 28, 2001

                         DELTA FAMILY-CARE SAVINGS PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                 JUNE 30, 2001

                                 (IN THOUSANDS)


                                              NONPARTICIPANT-DIRECTED
                                           ----------------------------         PARTICIPANT-
                                           ALLOCATED        UNALLOCATED           DIRECTED              TOTAL
                                           ---------        -----------         ------------         ----------

ASSETS:
    Investments (Note 3)                   $494,601          $ 257,705           $3,899,364          $4,651,670
                                           --------          ---------           ----------          ----------
    Receivables:
       Employer contributions                10,738                 --                4,357              15,095
       Interest and dividends                     9                 49                   --                  58
                                           --------          ---------           ----------          ----------
              Total receivables              10,747                 49                4,357              15,153
                                           --------          ---------           ----------          ----------
              Total assets                  505,348            257,754            3,903,721           4,666,823

LIABILITIES:
    ESOP notes:
       Principal--current                        --             26,072                   --              26,072
       Principal--noncurrent                     --            290,195                   --             290,195
       Interest                                  --             25,495                   --              25,495
    Other payables                            6,996                 --                   --               6,996
                                           --------          ---------           ----------          ----------
NET ASSETS AVAILABLE FOR BENEFITS          $498,352          $ (84,008)          $3,903,721          $4,318,065
                                           ========          =========           ==========          ==========


        The accompanying notes are an integral part of this statement.

                         DELTA FAMILY-CARE SAVINGS PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                 JUNE 30, 2000

                                 (IN THOUSANDS)


                                              NONPARTICIPANT-DIRECTED
                                           ----------------------------         PARTICIPANT-
                                           ALLOCATED        UNALLOCATED           DIRECTED              TOTAL
                                           ---------        -----------         ------------         ----------

ASSETS:
    Investments (Note 3)                   $510,076          $ 324,266           $4,521,016          $5,355,358
                                           --------          ---------           ----------          ----------
    Receivables:
       Employer contributions                10,901                 --                3,533              14,434
       Interest and dividends                    16                 81                   --                  97
                                           --------          ---------           ----------          ----------
              Total receivables              10,917                 81                3,533              14,531
                                           --------          ---------           ----------          ----------
              Total assets                  520,993            324,347            4,524,549           5,369,889

LIABILITIES:
    ESOP notes:
       Principal--current                        --             23,223                   --              23,223
       Principal--noncurrent                     --            316,267                   --             316,267
       Interest                                  --             27,267                   --              27,267
    Other payables                            6,493                 --                   --               6,493
                                           --------          ---------           ----------          ----------
NET ASSETS AVAILABLE FOR BENEFITS          $514,500          $ (42,410)          $4,524,549          $4,996,639
                                           ========          =========           ==========          ==========


        The accompanying notes are an integral part of this statement.

                         DELTA FAMILY-CARE SAVINGS PLAN


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                        FOR THE YEAR ENDED JUNE 30, 2001

                                 (IN THOUSANDS)


                                                             NONPARTICIPANT-DIRECTED
                                                          -----------------------------          PARTICIPANT-
                                                          ALLOCATED         UNALLOCATED            DIRECTED               TOTAL
                                                          ---------         -----------          ------------          ----------

CONTRIBUTIONS:
   Participant                                            $      --           $     --           $   329,437           $   329,437
   Employer                                                  33,146             28,489                17,440                79,075

INVESTMENT INCOME:
   Net depreciation in fair value of investments            (68,211)           (37,241)           (1,042,573)           (1,148,025)
   Interest and dividends                                    14,254             14,185               262,003               290,442

ALLOCATION OF SHARES, AT FAIR VALUE                          21,536            (21,536)                   --                    --

BENEFITS PAID TO PARTICIPANTS                               (14,934)                --              (188,176)             (203,110)

INTERFUND TRANSFERS                                          (1,915)                --                 1,915                    --

ADMINISTRATIVE EXPENSES                                         (24)                --                  (874)                 (898)

INTEREST EXPENSE ON ESOP NOTES                                   --            (25,495)                   --               (25,495)
                                                          ---------          ---------           -----------           -----------
NET DECREASE                                                (16,148)           (41,598)             (620,828)             (678,574)

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                        514,500            (42,410)            4,524,549             4,996,639
                                                          ---------          ---------           -----------           -----------
   End of year                                            $ 498,352           $(84,008)          $ 3,903,721           $ 4,318,065
                                                          =========          =========           ===========           ===========


        The accompanying notes are an integral part of this statement.

                         DELTA FAMILY-CARE SAVINGS PLAN


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                        FOR THE YEAR ENDED JUNE 30, 2000

                                 (IN THOUSANDS)


                                                              NONPARTICIPANT-DIRECTED
                                                           ------------------------------          PARTICIPANT-
                                                           ALLOCATED          UNALLOCATED            DIRECTED               TOTAL
                                                           ---------          -----------          ------------          ----------

CONTRIBUTIONS:
    Participant                                            $      --           $     --           $   290,651           $   290,651
    Employer                                                  27,547             26,545                13,738                67,830

INVESTMENT INCOME:
    Net (depreciation) appreciation in fair value
       of investments                                        (64,520)           (46,972)              223,228               111,736
    Interest and dividends                                    13,069             15,856               225,244               254,169

ALLOCATION OF SHARES, AT FAIR VALUE                           23,266            (23,266)                   --                    --

BENEFITS PAID TO PARTICIPANTS                                (13,172)                --              (183,484)             (196,656)

INTERFUND TRANSFERS                                           (1,577)                --                 1,577                    --

ADMINISTRATIVE EXPENSES                                          (25)                --                (1,443)               (1,468)

INTEREST EXPENSE ON ESOP NOTES                                    --            (27,267)                   --               (27,267)
                                                           ---------           --------           -----------           -----------
NET (DECREASE) INCREASE                                      (15,412)           (55,104)              569,511               498,995

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                        529,912             12,694             3,955,038             4,497,644
                                                           ---------           --------           -----------           -----------
    End of year                                            $ 514,500           $(42,410)          $ 4,524,549           $ 4,996,639
                                                           =========           ========           ===========           ===========


        The accompanying notes are an integral part of this statement.

                         DELTA FAMILY-CARE SAVINGS PLAN


                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                             JUNE 30, 2001 AND 2000


1.       DESCRIPTION OF PLAN

         The following description of the Delta Family-Care Savings Plan (the "Plan") provides only general information. Participants should refer to the plan document for a complete description of the Plan's provisions.

         The Plan is a defined contribution plan established by Delta Air Lines, Inc. (the "Company" or "Delta"). Substantially all Delta Air Lines, Inc. and Delta Technology, Inc. ("Delta Technology") personnel who are paid on the United States domestic payroll or employed in the Commonwealth of Puerto Rico are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Plan is intended to qualify under Section 404(c) of ERISA.

         CONTRIBUTIONS

         Employee contributions may be made, at the option of the employee, as pretax contributions or after-tax contributions or as a combination of both pretax and after-tax contributions.

         Eligible U.S.-based nonpilot participants who are not highly compensated employees may contribute up to 23% of eligible earnings to the Plan. Eligible nonpilot participants who are highly compensated may contribute up to 13% of eligible earnings to the Plan. Puerto Rico-based employees and Delta Technology participants may contribute up to 10% and 18%, respectively, of eligible earnings. Through December 31, 2000, eligible pilot participants could contribute up to 10% of eligible earnings to the Plan. Effective January 1, 2001, eligible pilot participants who are not highly compensated employees and eligible pilot participants who are highly compensated employees may contribute up to 18% and 13%, respectively, of eligible earnings to the Plan. Contributions are subject to the limits under Section 402(g) of the Internal Revenue Code (the "Code").

         After the employee has completed 12 months of service, Delta makes a quarterly matching contribution to a participant's account of $.50 for every $1 contributed by the participant, up to 2% of the participant's annual earnings, as defined in the plan document.

         The first $1,550 ($1,500 for the 2000 plan year and increased by $50 per plan year) of Delta's matching contributions (the "Annual Cap") to a participant's account is invested in the Delta Preferred Stock Fund, which consists of both Delta Series B ESOP Convertible Preferred Stock ("Preferred Stock") and Delta Common Stock ("Common Stock"). The remainder, if any, of Delta's contributions to a participant's account during a plan year will be allocated among investment options (Note 2) in the same proportion as the participant directs for his/her own contributions. However, Delta's matching contributions in excess of the Annual Cap shall be made in Common Stock for noncollectively bargained, highly compensated employees, as determined under the Code, as amended.

         Delta Technology participants may receive an additional annual contribution equal to 5% of their annual salary.

         VESTING

         Delta participants are immediately vested in all contributions to their accounts plus actual earnings thereon. Delta Technology participants are immediately vested in contributions to their accounts with the exception of the additional annual contribution they receive, which vests ratably over a three-year period. Forfeitures from the Delta Technology participants' accounts are used to offset employer contributions to the Plan.

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and plan earnings (losses) and charged with administrative expenses on a per participant basis as well as any withdrawals made. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         ACCOUNT DISTRIBUTIONS

         Upon retirement or eligibility for long-term disability, a participant's non-ESOP account balance may be distributed in the form of a single-sum cash payment, cash payments in monthly variable installments for a definite period not to exceed life expectancy, or variable monthly installments to be paid over the life expectancy of the participant and the participant's beneficiary.

         Upon termination of employment for reasons other than retirement or long-term disability, a participant's non-ESOP account balance may be distributed as a lump-sum cash payment or the participant may elect to defer distribution.

         A participant's ESOP account balance may be distributed as a lump-sum cash payment or, at the participant's election, in Common Stock when distribution of the non-ESOP portion of the account begins.

         While employed, a participant may elect to withdraw all after-tax contributions, pre-1989 matching contributions, and the earnings thereon. Under certain hardship circumstances, a participant may also make an in-service withdrawal of pretax contributions.

         LOANS TO PARTICIPANTS

         Participants may borrow against a portion of their plan account balances. The loans are repaid, generally through regular payroll deductions, over a period not to exceed four years. The principal amounts of the loans are assets of the Plan and earn interest, which represents income to the borrowing participant, at a fixed rate equal to the average of the secured loan interest rate and the unsecured loan interest rate of the Delta Employees' Credit Union at the initiation of the loan. This rate fluctuated between 9.00% and 10.75% during the 2001 and 2000 plan years.

2.       INVESTMENT OPTIONS

         The investment options available to participants at June 30, 2001 consist of 8 core funds and 190 mutual funds. The core funds are actively managed portfolios and include the Delta Common Stock Fund which invests primarily in Common Stock. All available investment options are participant-directed except the Delta Preferred Stock Fund, which consists of employer contributions (both Preferred Stock and Common Stock) only. Participants who have attained age 55 and completed ten years of participation in the Plan may diversify their account balance out of the Delta Preferred Stock Fund.

         Accounts are limited to 30 investment options at any time, and payroll deductions are required to be allocated in 5% increments (to no more than 20 investment options at a time). Participants are not permitted to allocate more than 50% of their contributions to the Delta Common Stock Fund.

3.       SUMMARY OF ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared under the accrual method of accounting.

         The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires plan management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

         INVESTMENTS

         Investments, except for guaranteed investment contracts and Preferred Stock, are stated at market value determined from the publicly stated price information at the end of each day.

         The Preferred Stock is stated at fair value, which is determined based on the greater of (a) the market price of the Delta Common Stock into which each preferred share is convertible (Note 6) and (b) $72 per share.

         The Plan's investment contracts are fully benefit-responsive and, therefore, are presented at contract value (cost plus accrued income). The fair value of the investment contracts held by the Plan at June 30, 2001 and 2000 was approximately $525,945,000 and $508,283,000, respectively. The average yields for the investment contracts for the years ending June 30, 2001 and 2000 were 6.42% and 6.44%, respectively. The weighted average crediting rates for the investment contracts for the years ending June 30, 2001 and 2000 were 6.04% and 6.46%, respectively. Certain guaranteed investment contracts ("GICs") held by the Plan are synthetic; that is, the Plan owns certain fixed income marketable securities, and a third party provides a "wrapper" that guarantees a fixed rate of return and provides benefit responsiveness. At June 30, 2001, the fair value of the underlying assets of the synthetic GICs and the value of the related wrapper contracts were $437,973,000 and $(5,650,000), respectively. Interest rates on the synthetic GICs are generally reset quarterly by the issuer and are guaranteed to be set at a rate not less than 0%.

         The Plan provides for investments in various funds. Investment securities, in general, are exposed to various risks, including interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

         The fair values of individual investments that represent 5% or more of the Plan's total net assets at June 30, 2001 and 2000 and the applicable number of shares are separately identified as follows (dollars in thousands):

                                                                  NUMBER OF           FAIR
                                                                   SHARES             VALUE
                                                                  ---------           -----

2001:
    Fidelity Magellan Fund                                        2,354,971         $261,614
    Fidelity Contrafund                                           5,992,893          264,766
    Fidelity U.S. Equity Index Commingled Fund                    8,337,407          298,813
    Delta Common Stock                                            8,788,669*         387,405*
    Delta Preferred Stock                                         6,342,991**        479,911**
2000:
    Fidelity Magellan Fund                                        2,346,005          315,842
    Fidelity Contrafund                                           5,698,473          329,030
    Fidelity U.S. Equity Index Commingled Fund                    8,757,054          367,008
    Delta Common Stock                                            7,995,255*         404,260*
    Delta Preferred Stock                                         6,455,371**        560,262**

                      *   Partially nonparticipant-directed.
                     **   Nonparticipant-directed.

         The net appreciation (depreciation) in the fair value of investments includes both net unrealized appreciation (depreciation) on assets held during the year and net realized gains (losses) from the sale of investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         During the plan years ended June 30, 2001 and 2000, the Plan's investments appreciated (depreciated) in fair value as follows (in thousands):


                                      2001                  2000
                                      ----                  ----

Mutual funds                     $  (993,894)            $ 202,449
Delta Common Stock                   (52,418)              (52,081)
Delta Preferred Stock                (71,163)              (78,916)
Commingled funds                     (30,550)               40,284
                                 -----------             ---------
                                 $(1,148,025)            $ 111,736
                                 ===========             =========


         NONPARTICIPANT-DIRECTED INVESTMENTS

         Information about the type of investments included in the nonparticipant-directed portion of the net assets available for benefits is as follows as of June 30, 2001 and 2000 (in thousands):


                                       2001                2000
                                       ----                ----

Investments:
    Delta Common Stock               $244,506            $245,686
    Delta Preferred Stock             479,911             560,262
    Money market fund                  27,889              28,394
                                     --------            --------
                                     $752,306            $834,342
                                     ========            ========


         ADMINISTRATIVE EXPENSES

         Certain administrative functions of the Plan are performed by officers or employees of Delta. No such officer or employee receives compensation from the Plan. All other administrative expenses of the Plan are paid by the Plan.

4.       FEDERAL INCOME TAXES

         The Plan has received a letter of determination dated June 4, 1996 from the Internal Revenue Service which states that the Plan, as amended through June 29, 1995, is in compliance with Section 401(a) and applicable subsections of Section 409 of the Code, is an employee stock ownership plan with a cash or deferred arrangement under Section 401(k) of the Code, and satisfies the requirements of Section 4975(e)(7) of the Code. As a result of certain plan administration and operational concerns, the Company intends to seek relief under Revenue Procedure 2001-17. Subject to this relief, in the opinion of Delta's management, the Plan, as of June 30, 2001, continues to be in compliance with Section 401(a) and applicable subsections of Sections 409, 401(k), and 4975(e)(7) and continues to be entitled to an exemption from federal income taxation under Section 501(a); thus, no provision for federal income taxes has been made in the accompanying financial statements.

5.       PLAN TERMINATION

         Although it has not expressed any intent to do so at this time, Delta has the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

6.       EMPLOYEE STOCK OWNERSHIP PLAN

         The Plan includes a leveraged employee stock ownership plan ("ESOP"). In connection with the establishment of the ESOP in 1989, Delta sold 6,944,450 shares of Preferred Stock to the ESOP trustee for $72 per share, or approximately $500 million. The ESOP trustee initially financed this purchase by borrowing $493 million from Delta and approximately $7 million from a bank. The unallocated shares of Preferred Stock are pledged as security on the borrowings.

         In 1990, the Plan issued $481.4 million principal amount of its Guaranteed Serial ESOP notes ("ESOP Notes") to third-party lenders and repaid the outstanding principal balances of the original loans. The ESOP Notes and certain related tax indemnities are guaranteed by Delta (Note 7). Therefore, the Company is obligated to make annual contributions sufficient to fund principal and interest payments on the ESOP notes.

         Each share of Preferred Stock has a stated value of $72, bears an annual cumulative cash dividend of 6.00% or $4.32, is convertible into
         1.7155 shares of Common Stock, subject to adjustment in certain circumstances, and has a liquidation preference of $72 plus any accrued and unpaid dividends. Generally, the Preferred Stock shareholders vote together as a single class with the Common Stock shareholders on matters upon which the Common Stock shareholders are entitled to vote. The Preferred Stock has two votes per share, subject to adjustment in certain circumstances.

         The number of shares of Preferred Stock released from the unallocated account for a plan year will generally be the number of shares of Preferred Stock held in the unallocated account multiplied by the ratio that the amount of principal and interest paid on the ESOP Notes, with respect to such plan year, bears to the total amount of principal and interest remaining to be paid (including payments with respect to such plan year). Once shares are released from the unallocated account, they are available to be allocated to participants' accounts quarterly as Delta matching contributions.

         The number of shares of Preferred Stock allocated to participant accounts will be based on a value equal to the higher of $72 per share or the market value of the shares of Preferred Stock, as defined in the Plan. If, during the plan year, the value of the Preferred Stock released from the unallocated account as a result of the repayment of the ESOP Notes is less than Delta's matching contribution to the Plan for that year, this difference will be made up by Delta through (a) prepaying the ESOP Notes to release additional shares of Preferred Stock, (b) contributing cash to the Plan so the Plan's trustee can purchase Common Stock, or (c) contributing shares of Common Stock to the Plan, in each case for allocation to participants' accounts. However, if at the end of the plan year the value of the Preferred Stock released from the unallocated account as a result of the scheduled repayment of the ESOP Notes during that plan year is greater than Delta's matching contribution to the Plan for that plan year, the excess will be allocated as of the end of the plan year among all participants making contributions to the Plan.

         The ESOP Notes will be repaid primarily from the Company's contributions and dividends on the Preferred Stock. If dividends on allocated shares are used to repay the ESOP Notes, additional shares of Preferred Stock and Common Stock equal in value to such dividends will be allocated to the accounts of participants who otherwise would have received such dividends.

         As of June 30, 2001, 3,213,293 shares of Preferred Stock with a market value, as defined, of approximately $243,118,000 had been allocated to participants' accounts, and 3,129,698 shares of Preferred Stock with a market value, as defined, of approximately $236,793,000 were held in the unallocated account.

7.       LONG-TERM DEBT

         At June 30, 2001, the Plan's long-term debt, including current maturities of $26,072,000, consisted of $316,267,000 aggregate principal amount of ESOP Notes with final maturity dates ranging from July 1, 2001 to January 1, 2009 and interest rates ranging from 7.63% to 8.10%. The interest rates on the ESOP Notes are subject to adjustment in the event of certain changes in the federal income tax laws. Subject to certain restrictions, the ESOP Notes may be prepaid at the option of the Plan at any time in whole or in part. Delta may be required to purchase the ESOP Notes at the option of the holders in certain circumstances.

         At June 30, 2001, the annual maturities of the ESOP Notes for the next five years and thereafter are as follows (in thousands):


Years ending June 30:
    2002                                       $ 26,072
    2003                                         29,207
    2004                                         32,655
    2005                                         36,449
    2006                                         40,621
After 2006                                      151,263
                                               --------
              Total                            $316,267
                                               ========


8.       RELATED-PARTY TRANSACTIONS

         Certain of the Plan's investments are shares of mutual funds, collective trusts, or interests in cash reserve accounts managed by Fidelity Management Trust Company (the "Trustee") or affiliates of the Trustee. Transactions related to such investments qualify as permissible party-in-interest transactions under ERISA. Amounts held in such investments at June 30, 2001 are included in Schedule I. Fees paid by the Plan to an affiliate of the Trustee for record-keeping services totaled $888,000 and $1,468,000 for the years ended June 30, 2001 and 2000, respectively. Fees paid by the Plan for investment management vary by fund and are generally reflected as a reduction in fund earnings.

9.       SUBSEQUENT EVENT

         As a result of the completion of negotiations with the pilots' union, the pilots will receive an employer contribution on a monthly basis equal to 3% of eligible earnings effective July 1, 2001. Pilots will no longer receive the quarterly company matching contribution discussed in Note 1. These negotiations resulted in an agreement to add a brokerage window to the Plan and to change the year-end of the Plan to December 31. The brokerage window provides access to mutual funds available through the Fidelity

         Funds Network(R) and is available to all participants beginning October 1, 2001. In addition, effective July 1, 2001, pilots who exceed the IRC Section 401(a)(17) limit in the prior plan year are subject to further restriction of the percentage of earnings which may be deferred into the Plan. For calendar year 2001, the limit is 12%.

         As a result of the negative impact on the Company's business of the September 11, 2001 terrorist attacks, the Company offered employees the opportunity to participate in various leave of absence, severance, and early retirement programs. In addition, a number of pilots are being furloughed in accordance with the provisions of their working agreement. The combined impact of these actions is expected to be a significant reduction in workforce.

                                                                     SCHEDULE I
                                                                   Page 1 of 10


                         DELTA FAMILY-CARE SAVINGS PLAN


              SCHEDULE H, LINE 4I -- ASSETS (HELD AT END OF YEAR)

                                 JUNE 30, 2001


                                                                      PRINCIPAL
                                                                        AMOUNT              COST OR
                                                                      OR NUMBER             CONTRACT                CURRENT
  IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                    OF SHARES              VALUE                   VALUE
  ------------------------------------------------                    ---------             --------                -------

DELTA COMMINGLED STOCKS FUND:
*Fidelity Management Trust Company Cash Account                                                   (a)           $     (111,656)
   Delta International Equity Pool:
*Fidelity Management & Research Company, Fidelity
   Overseas Fund                                                         869,779                  (a)               26,528,257
*FMTC Select International Portfolio                                   1,232,691                  (a)               83,342,257
   Delta U.S. Equity Pool:
*Fidelity Management & Research Company, Fidelity
   Magellan Fund                                                         473,824                  (a)               52,637,154
*Fidelity Management & Research Company, Fidelity
   Growth and Income Portfolio                                         1,497,894                  (a)               59,136,851
*Fidelity Management & Research Company, FMTC Select
   Equity Portfolio                                                    2,792,262                  (a)              105,742,952
                                                                                                                --------------
            Total                                                                                                  327,275,815
                                                                                                                --------------
DELTA COMMINGLED BONDS FUND:
*Fidelity Management Trust Company Cash Account                                                   (a)                   35,008
*FMTC Broad Market Duration                                            5,538,846                  (a)              107,619,770
                                                                                                                --------------
            Total                                                                                                  107,654,778
                                                                                                                --------------
DELTA COMMON STOCK FUND:
*Fidelity Management Trust Company Cash Account                                                   (a)                  251,684
*Delta Air Lines, Inc. common stock                                    3,241,804                  (a)              142,898,720
*Fidelity Institutional Cash Portfolio:  Money Market
    Fund                                                               2,140,816                  (a)                2,140,816
                                                                                                                --------------
            Total                                                                                                  145,291,220
                                                                                                                --------------
INSURANCE CONTRACT/STABLE VALUE FUND:
*Fidelity Management Trust Company, Short-Term
      Investment Fund                                                                             (a)               75,622,178
   Guaranteed investment contracts:
      AIG Insurance Company:
         GIC-935, 7.03%, due July 2, 2001                                                         (a)                7,030,442
      Allstate Life Insurance Company:
            GAC-6324, 5.93%, due April 19, 2005                                                   (a)                3,034,765
      Business Men's Assurance Company:
         #1297, 6.03%, due June 3, 2002                                                           (a)                5,956,314
         #1308, 5.41%, due June 2, 2001                                                           (a)                5,776,435
      Caisse des Depots:
         BR-261-01, 6.78%, due July 2, 2001                                                       (a)               10,164,897
         BR-261-02, 5.36%, due October 15, 2003                                                   (a)                5,054,655
      GE Life & Annuity Assurance Company:
         GS-3448, 7.38%, due August  16, 2004                                                     (a)                3,191,999
         GS-3442, 7.49%, due July 21, 2003                                                        (a)                2,142,156
         GS-3529, 5.55%, due March 29, 2004                                                       (a)                2,537,647
      John Hancock Life Insurance:
         #15133, 5.95%, due January 18, 2005                                                      (a)                3,081,854
         #15096-GAC, variable rate (4.54% at June 30,
            2001), due December 1, 2003                                                           (a)                5,018,279
      Metropolitan Life Insurance Company:
         GAC-25642, 7.17%, due September 20, 2004                                                 (a)                2,638,393
         GAC-25701, 7.09%, due November  1, 2004                                                  (a)                4,185,853
      Monumental Life Insurance Company:
         #00200FR, 7.18%, due October 4, 2004                                                     (a)                2,105,661
         #MDA221FR, 6.56%, due December 15, 2003                                                  (a)                3,105,204
      New York Life Insurance Company:
         #06494-002, 6.78%, due February 20, 2003                                                 (a)                1,006,030
         GA-31199, 7.15%, due November 8, 2004                                                    (a)                5,222,388
      Prudential Insurance Company:
         #10009-212, 6.15%, due June 18, 2003                                                     (a)                5,988,225

                                                                     SCHEDULE I
                                                                   Page 2 of 10


                                                                      PRINCIPAL
                                                                        AMOUNT              COST OR
                                                                      OR NUMBER             CONTRACT                CURRENT
  IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                    OF SHARES              VALUE                   VALUE
  ------------------------------------------------                    ---------             --------                -------

      SunAmerica Life Insurance Company:
         #4888, 8.23%, due January 2, 2004                                                        (a)           $    7,871,010
   Synthetic insurance contracts:
      Allstate Life Insurance Company:
         INVESCO Group Trust Lambda II Fund                                                       (a)                7,519,088
         Wrapper contract, 5.75%                                                                  (a)                   31,297
      Bank of America:
         INVESCO Group Trust Gamma Fund                                                           (a)               13,791,918
         Wrapper contract, 6.72%                                                                  (a)                 (247,126)
      Bank of America:
         INVESCO Group Trust Intermediate Government
            Credit Fund                                                                           (a)                5,977,317
         Wrapper contract, 5.57%                                                                  (a)                   33,711
      Allstate Life Insurance Company:
         BMW Vehicle Owner Trust 2001-A, Class A-4
           Certificates, 5.11%                                                                    (a)                2,173,976
         U.S. Treasury, Note, 6.63%, due May 2007                                                 (a)                3,031,437
         FNMA, 5.75%, due February 2008                                                           (a)                3,049,689
         Discover Card Master Trust I 2001-5, Class A
           Certificates                                                                           (a)                5,021,275
         DaimlerChrysler Auto Trust 2001-A, Class A-4
           Certificates                                                                           (a)                4,031,492
         Wrapper contract #77141, 5.61%                                                           (a)                 (193,675)
      Deutsche Bank AG:
         Arcadia Automobile Receivables Trust 1998-C,
           Class A-3 Certificates                                                                 (a)                6,312,008
         Wrapper contract, 5.89%, due May 17, 2004                                                (a)                  (62,432)
         Sears Credit Account Master Trust II 1998-2,
            Class A Certificates                                                                  (a)                7,449,605
         Wrapper contract, 5.89%, due October 15, 2004                                            (a)                 (123,205)
         Discover Card Master Trust  1998-6, Class A
            certificates, 5.85%                                                                   (a)                3,124,965
         Wrapper contract, 5.50%                                                                  (a)                  (24,874)
      Massachusetts Mutual Life Insurance Co.:
         Separate Account B8                                                                      (a)                6,481,222
         Wrapper contract, 6.25%                                                                  (a)                 (148,977)
      Monumental Life Insurance Co.:
         First Union, FULB 1997-C1, Class A-1 Certificates                                        (a)                5,187,716
         Home Ownership Funding Corp. 1997-1, Class A                                             (a)                6,478,137
         EQCC Home Equity Loan Trust 1999-1,  Class A-3F
            Certificates, 5.92%, November 20, 2024                                                (a)                7,100,177
         Ford Auto Owners Trust 2001-C, Class A-5
            Certificates, 5.25%                                                                   (a)                1,304,246
         GMAC Commercial Mortgage Securities, Inc.,
            1996-C1, Class A-2A                                                                   (a)                  498,856
         Copel Capital Funding 1997-A, Class A-4
            Certificates                                                                          (a)                1,371,910
         PNC Student Loan Trust I 1997-2, Class A-6
            Certificates                                                                          (a)                2,913,417
         Merrill Lynch Mortgage Investors Inc., 1997-C1,
            Class A-1 Certificates, 6.95%                                                         (a)                2,198,043
         Midland Funding Corp., 1996-C1, Class A- 1
            Certificates                                                                          (a)                  633,072
         Money Store Home Improvement Trust 1997-1,
            Class A-3 Certificates                                                                (a)                  228,466
         Wrapper contract 00283TR, 6.77%                                                          (a)                 (466,271)
      Monumental Life Insurance Co.:
         Premier Auto Trust 1998-4, Class A-3
            asset-backed notes, 5.80%, due August 8, 2001                                         (a)                  599,264
         Wrapper contract, 5.80%, due August 8, 2001                                              (a)                      (83)
         FH 1680 PG CMO PAC 1, 6.15%, due July 2020                                               (a)                6,074,258
         Wrapper contract, 5.45%, due March 17, 2003                                              (a)                  (46,726)
      Global Wrap:
         Americredit Automobile Receivables Trust 1999-D,
            Class A-2 Certificates, 6.79%, June 5, 2002                                           (a)                1,531,487
         MBNA Master Credit Card Trust II, 1997-1,
            Class A Certificates, August 15, 2004                                                 (a)                4,139,124
         PP&L 1999-1, Class A-4 Certificates,
            December 25, 2003                                                                     (a)                6,196,080

                                                                     SCHEDULE I
                                                                   Page 3 of 10


                                                                      PRINCIPAL
                                                                        AMOUNT              COST OR
                                                                      OR NUMBER             CONTRACT                CURRENT
  IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                    OF SHARES              VALUE                   VALUE
  ------------------------------------------------                    ---------             --------                -------

         Prime Credit Card Master Trust 2000-1, Class A
            Certificates, 6.70%, November 15, 2005                                                (a)           $    1,240,825
         WFS Financial 1999-B Owner Trust, Class A-4
            Certificates                                                                          (a)                7,271,733
         DLJ Commercial Mortgage Trust 2000-CKP1,
            Commercial mortgage Pass-Through
            Certificates, 6.93%, August 10, 2009                                                  (a)                2,109,702
         GMAC Commercial Mortgage Securities 1999-C1,
            Class A-1 mortgage pass-through certificates,
            5.83%, May 15, 2008                                                                   (a)                    6,657
         LBUBS 2000-C3, Class A-1 Certificates, 7.95%,
            July 15, 2009                                                                         (a)                4,178,849
         MSDW 2000-PRIN, Class A-2 Certificates, 7.18%,
            May 23, 2009                                                                          (a)                1,745,016
         MSDW 2001-PPM, Class A-2 Certificates, 6.40%,
            October 15, 2011                                                                      (a)                1,484,952
         Abbey National Yank., 8.2%, October 15, 2004                                             (a)                1,093,901
         AT & T Corp., 5.63%, March 15, 2004                                                      (a)                  809,826
         Bank One Corp., 7.63%, August 1, 2005                                                    (a)                  871,721
         Bank of America, 7.88%, May 16, 2005                                                     (a)                1,405,355
         Boeing Capital Corp., 5.65%, May 15, 2006                                                (a)                  699,991
         Citigroup, 6.75%, December 1, 2005                                                       (a)                1,561,072
         Walt Disney Company, 7.30%, February 8, 2005                                             (a)                1,512,322
         First Union Corp., 7.10%, August 15, 2004                                                (a)                1,495,637
         FleetBoston Financial Corp., 7.25%, September
            15, 2005                                                                              (a)                1,870,168
         Ford Motor Credit Corp., 6.88%, February 1, 2006                                         (a)                3,354,294
         GE Capital Corp., 7.25%, February 1, 2005                                                (a)                2,042,896
         General Motors Acceptance Corp., 7.50%, July 15,
            2005                                                                                  (a)                2,160,527
         GTE, 9.10%, June 1, 2003                                                                 (a)                1,515,505
         International Bank for Recon. & Dev., 5.00%,
            March 28, 2006                                                                        (a)                1,977,381
         Lehman Bros. Holdings, Inc., 6.25%, May 15, 2006                                         (a)                  704,238
         Mellon Bank, 7.00%, March 15, 2006                                                       (a)                  956,462
         Merrill Lynch, 6.13%, May 16, 2006                                                       (a)                1,010,672
         Midland Bank PLC, 8.63%, January 19, 2005                                                (a)                1,420,072
         National Rural Utilities Coop., 6.00%, May 15,
            2006                                                                                  (a)                1,003,463
         Ontario Prov., 7.00%, August 4, 2005                                                     (a)                2,602,256
         Quebec Yank., 8.63%, January 19, 2005                                                    (a)                1,820,260
         Rio Tinto PLC, 5.75%, July 3, 2006                                                       (a)                  990,640
         Salomon Smith Barney, 6.25%, January 15, 2005                                            (a)                2,072,339
         SBC Communications Inc., 5.75%, May 2, 2006                                              (a)                  796,322
         St. Paul Companies Inc., 7.88%, April 15, 2005                                           (a)                  836,247
         Target Corp., 5.50%, April 1, 2007                                                       (a)                  640,864
         Telefonica, 7.35%, September 15, 2005                                                    (a)                1,483,820
         Toyota Motor Credit Corp., 5.63%, November 13,
            2003                                                                                  (a)                1,220,268
         Unilever Cap. Corp., 6.88%, November 1, 2005                                             (a)                1,472,042
         Vodafone Airtouch PLC, 7.63%, February 15, 2005                                          (a)                  971,951
         Wells Fargo Financial Inc., 7.00%, November 1,
            2005                                                                                  (a)                2,215,724
         Wisconsin Energy Corp., 5.88%, April 1, 2006                                             (a)                1,109,620
         FNMA, 7.00%, July 15, 2005                                                               (a)               15,167,123
         FNMA, 5.50%, May 2, 2006                                                                 (a)                1,596,956
         GNMA, 6.50%, January 15, 2026                                                            (a)                2,267,803
         FHR, 1610 PM, 6.25%, September 15, 2007                                                  (a)                  920,149
         FHR, 1624 PW, 4.00%, October 15, 2007                                                    (a)                5,238,163
         FHR, 1702 PD, 6.50%, December 15, 2006                                                   (a)                4,119,147
         FHR, 1803 AB, 6.00%, November 15, 2006                                                   (a)                5,802,783
         FHR, 1994-51 PH, 6.50%, September 25, 2007                                               (a)               10,275,967
         FNR, 1994-60 PG, 7.00%, July 25, 2007                                                    (a)                8,324,107
         FNR, 1996-40 J, 6.00%, October 25, 2007                                                  (a)                1,584,058
         FNR, 1996-64, 6.50%, December 18, 2006                                                   (a)                9,858,976
         FNR, 1997-9 N, 6.50%, March 25, 2007                                                     (a)                1,882,008
         FNR 1994-26 H, 6.38%, April 25, 2008                                                     (a)               10,541,355
         FNR 1996-28 PG, 6.50%, July 25, 2005                                                     (a)                9,416,875
         Morgan Stanley Dean Witter, 5.63%, January 20,
            2004                                                                                  (a)                  825,237
         Interest bearing cash                                                                    (a)                2,088,402
         Chase Manhattan Bank, wrapper contract, 7.07%                                            (a)               (2,198,975)

                                                                     SCHEDULE I
                                                                   Page 4 of 10


                                                                      PRINCIPAL
                                                                        AMOUNT              COST OR
                                                                      OR NUMBER             CONTRACT                CURRENT
  IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                    OF SHARES              VALUE                   VALUE
  ------------------------------------------------                    ---------             --------                -------

         Monumental Life Insurance, wrapper contract, 7.07%                                       (a)           $   (2,198,556)
      Continental Assurance Co.:
         Case Equipment Loan Trust, 1999-A, Class A-4
            Certificates                                                                          (a)                5,079,410
         U. S. Treasury Note, 5.875%, due November 2004                                           (a)                5,208,595
         Federal National Mortgage Co. ("FNMA"), 6.38%,
            due June 2009                                                                         (a)                7,676,955
         FNMA Grantor Trust 2001-T7, Class A-1
            Certificates                                                                          (a)                5,184,710
         Commercial Mortgage Trust 1999-C1, Class A-1
            Pass-through Certificates, 6.41%                                                      (a)                4,566,714
         Goldman Sachs Mortgage Sec. Corp. II, 1996-PL,
            Class A-1 Certificates                                                                (a)                2,733,660
         Wrapper contract #63005856, 5.85%                                                        (a)                    8,715
      State Street Bank and Trust Co.:
         Premier Auto Trust 1998-3, Class A-4
            asset-backed notes, 5.96%,                                                            (a)                2,440,005
         Wrapper contract, 5.19%, due July 8, 2002                                                (a)                   (7,383)
         Bank of America MH 1998-2, Class A-6 Certificates                                        (a)               10,238,536
         Wrapper contract, 6.24%, due January 12, 2004                                            (a)                 (192,283)
         CSXT Trade Receivables Master Trust, Series
            1998-1, 6.00%                                                                         (a)                8,054,250
         Wrapper contract, 6.09%, due June 25, 2003                                               (a)                  (49,636)
         Dayton Hudson Credit Card Master Trust 1998-1,
            Class A certificates, 5.90%                                                           (a)                5,093,589
         Wrapper contract, 5.99%, due July 25, 2003                                               (a)                  (90,981)
      State Street Bank and Trust Co.:
         Sears Credit Account Master Trust, 1997-1,
            Class A Certificates                                                                  (a)               10,225,110
         Bears Stern CBO, 1997-1A, Class A-2A                                                     (a)                4,177,525
         American Express Credit Account Master Trust,
            1999-1, Class A Certificates, 5.60%                                                   (a)                6,085,260
         Distribution Financial Services RV Trust 1999-1,
            Class A-3 Certificates, 5.70%                                                         (a)                2,961,694
         PNC Mortgage Securities Corp.,1997-6, Class A-2
            Mortgage Pass-through Certificates                                                    (a)                2,539,391
         U. S. Treasury Note, 6.63%, due May 2007                                                 (a)                4,871,952
         FNMA, 5.75%, due February 2008                                                           (a)                3,049,689
         Wrapper contract #96042, 6.15%                                                           (a)                2,688,254
      Union Bank of Switzerland AG:
         American Express Master Trust Series 1994-2
            Certificates, 6.95%v, due September 17, 2001                                          (a)                6,605,781
         Wrapper contract, 6.95%, due September 17, 2001                                          (a)                  (38,854)
         FHR 1499 PG CMO                                                                          (a)                3,902,519
         Wrapper contract, 6.95%, due July 2, 2001                                                (a)                  (41,377)
      Union Bank of Switzerland AG:
         First NBC Credit Card Master Trust, 1997-1,
            Class A Certificates                                                                  (a)                4,396,879
         FNMA, Pool #375171, due June 01, 2004                                                    (a)               10,424,465
         Avis Leasing LP, AESOP 1997-1A, Class A-2
            Certificates                                                                          (a)               10,217,080
         Countrywide, CCR 6.57%, due September 2002                                               (a)                7,288,008
         American Express Credit Account Master Trust
            1999-1, Class A Certificates, 5.60%                                                   (a)                7,099,470
         FNMA, Pool #375087, due May 1, 2004                                                      (a)                4,755,011
         Wrapper contract #5010, 6.98%                                                            (a)               (1,537,576)
      Westdeutsche Landesbank:
         Chase Manhattan Auto Owner Trust 1998-C, Class
            A-4 Certificates, 5.85%                                                               (a)                5,308,591
         Wrapper contract, 5.96%, due March 17, 2003                                              (a)                  (53,831)
      Aetna Life Insurance & Annuity Company:
         Separate account #431                                                                    (a)               19,725,443
         Wrapper contract, 5.81%                                                                  (a)                 (689,638)
                                                                                                                --------------
            Total                                                                                                  593,057,139
                                                                                                                --------------

                                                                     SCHEDULE I
                                                                   Page 5 of 10


                                                                      PRINCIPAL
                                                                        AMOUNT              COST OR
                                                                      OR NUMBER             CONTRACT                CURRENT
  IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                    OF SHARES              VALUE                   VALUE
  ------------------------------------------------                    ---------             --------                -------

DELTA BALANCED FUND:
*Fidelity Management Trust Company Cash Account                                                   (a)           $       12,133
   Delta U.S. Equity Pool:
*Fidelity Management & Research Company, Fidelity
         Magellan Fund                                                     1,696                  (a)                  188,399
*Fidelity Management & Research Company, Fidelity
         Growth and Income Portfolio                                       5,361                  (a)                  211,663
*Fidelity Management & Research Company, FMTC Select
         Equity Portfolio                                                  9,994                  (a)                  378,476
*FMTC Broad Market Duration                                               37,427                  (a)                  727,199
                                                                                                                --------------
            Total                                                                                                    1,517,870
                                                                                                                --------------
DELTA CONSERVATIVE BALANCED FUND:
*Fidelity Management Trust Company Cash Account                                                   (a)                   14,804
   Delta U.S. Equity Pool:
*Fidelity Management & Research Company, Fidelity
         Magellan Fund                                                    24,510                  (a)                2,722,766
*Fidelity Management & Research Company, Fidelity
         Growth and Income Portfolio                                      77,482                  (a)                3,058,976
*Fidelity Management & Research Company, FMTC Select
         Equity Portfolio                                                144,436                  (a)                5,469,774
*FMTC Broad Market Duration                                            1,775,830                  (a)               34,504,382
                                                                                                                --------------
            Total                                                                                                   45,770,702
                                                                                                                --------------
DELTA GROWTH BALANCED FUND:
*Fidelity Management Trust Company Cash Account                                                                         17,872
   Delta U.S. Equity Pool:
*Fidelity Management & Research Company, Fidelity
         Magellan Fund                                                   176,684                  (a)               19,627,861
*Fidelity Management & Research Company, Fidelity
         Growth and Income Portfolio                                     558,549                  (a)               22,051,533
*Fidelity Management & Research Company, FMTC Select
         Equity Portfolio                                              1,041,206                  (a)               39,430,475
*FMTC Broad Market Duration                                            1,421,793                  (a)               27,625,441
                                                                                                                --------------
            Total                                                                                                  108,753,182
                                                                                                                --------------
DELTA PREFERRED STOCK FUND:
*Delta Air Lines, Inc. common stock                                    5,546,865          223,687,499              244,505,809
*Delta Air Lines, Inc. Convertible Preferred Stock
      Series B                                                         6,342,991          474,254,631              479,910,699
*Fidelity Institutional Cash Portfolio--Money Market
      Fund                                                                                 27,889,541               27,889,541
                                                                                                                --------------
            Total                                                                                                  752,306,049
                                                                                                                --------------
MUTUAL AND COMMINGLED FUNDS:
*Fidelity Management & Research Company, Fidelity Asset
    Manager                                                              124,965                  (a)                2,013,188
*Fidelity Management & Research Company, Fidelity Asset
    Manager:  Income                                                      25,152                  (a)                  289,494
*Fidelity Management & Research Company, Fidelity Asset
    Manager:  Growth                                                      91,349                  (a)                1,385,762
*Fidelity Management & Research Company, Fidelity
    Aggressive Growth Fund                                             2,085,163                  (a)               51,169,892
*Fidelity Management & Research Company, Fidelity
    Balanced Fund                                                        329,650                  (a)                5,066,719
*Fidelity Management & Research Company, Fidelity Blue
    Chip Growth Fund                                                     371,488                  (a)               17,274,203
*Fidelity Management & Research Company, Fidelity
    Canada Fund                                                           50,463                  (a)                  980,497
*Fidelity Management & Research Company, Fidelity
    Capital & Income Fund                                                447,818                  (a)                3,304,896
*Fidelity Management & Research Company, Fidelity
    Capital Appreciation Fund                                            109,767                  (a)                2,454,389
*Fidelity Management & Research Company, Fidelity
    Contrafund                                                         5,992,893                  (a)              264,766,013
*Fidelity Management & Research Company, Fidelity
    Contrafund II                                                         52,563                  (a)                  597,115
*Fidelity Management & Research Company, Fidelity
    Convertible Securities Fund                                          203,007                  (a)                4,230,666
*Fidelity Management & Research Company, Fidelity
    Disciplined Equity Fund                                               64,431                  (a)                1,512,844

                                                                     SCHEDULE I
                                                                   Page 6 of 10


                                                                      PRINCIPAL
                                                                        AMOUNT              COST OR
                                                                      OR NUMBER             CONTRACT                CURRENT
  IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                    OF SHARES              VALUE                   VALUE
  ------------------------------------------------                    ---------             --------                -------

*Fidelity Management & Research Company, Fidelity
    Diversified International Fund                                       334,018                  (a)           $    6,630,253
*Fidelity Management & Research Company, Fidelity
    Dividend Growth Fund                                               1,008,096                  (a)               29,829,558
*Fidelity Management & Research Company, Fidelity
    Emerging Markets Fund                                                 99,371                  (a)                  786,027
*Fidelity Management & Research Company, Fidelity
    Equity-Income II Fund                                                179,946                  (a)                4,100,973
*Fidelity Management & Research Company, Fidelity
    Equity-Income Fund                                                 1,099,802                  (a)               57,398,654
*Fidelity Management & Research Company, Fidelity
    Europe Capital Appreciation Fund                                     148,005                  (a)                2,476,125
*Fidelity Management & Research Company, Fidelity
    Europe Fund                                                          138,586                  (a)                3,497,922
*Fidelity Management & Research Company, Fidelity
    Export & Multinational Fund                                          119,494                  (a)                2,054,103
*Fidelity Management & Research Company, Fidelity Fifty
    Fund                                                                 237,063                  (a)                3,982,663
*Fidelity Management & Research Company, Fidelity Four
    in One Index Fund                                                      3,550                  (a)                   82,939
*Fidelity Management & Research Company, Fidelity
    2040 Freedom Fund                                                      1,296                  (a)                   10,344
*Fidelity Management & Research Company, Fidelity Fund                   280,101                  (a)                8,918,430
*Fidelity Management & Research Company, Fidelity
    Global Balanced Fund                                                   7,785                  (a)                  126,732
*Fidelity Management & Research Company, Fidelity
    Ginnie Mae Fund                                                      483,290                  (a)                5,209,862
*Fidelity Management & Research Company, Fidelity
    Government Income Fund                                               230,443                  (a)                2,258,340
*Fidelity Management & Research Company, Fidelity
    Growth & Income Portfolio                                          3,250,018                  (a)              128,310,719
*Fidelity Management & Research Company, Fidelity
    Growth & Income Portfolio II                                          10,434                  (a)                  100,479
*Fidelity Management & Research Company, Fidelity
    Growth Company Fund                                                  438,659                  (a)               25,736,132
*Fidelity Management & Research Company, Fidelity Hong
    Kong & China Fund                                                    190,031                  (a)                2,628,128
*Fidelity Management & Research Company, Fidelity
    Institutional Short-Intermediate Government
    Portfolio                                                             89,855                  (a)                  836,551
*Fidelity Management & Research Company, Fidelity
    Intermediate Bond Fund                                               140,053                  (a)                1,420,134
*Fidelity Management & Research Company, Fidelity
    International Bond Fund                                               16,389                  (a)                  129,144
*Fidelity Management & Research Company, Fidelity
    International Growth & Income Fund                                    34,277                  (a)                  684,178
*Fidelity Management & Research Company, Fidelity
    International Value Fund                                              54,148                  (a)                  651,940
*Fidelity Management & Research Company, Fidelity
    Investment-Grade Bond Fund                                           261,575                  (a)                1,880,725
*Fidelity Management & Research Company, Fidelity Japan
    Fund                                                                 348,158                  (a)                4,338,052
*Fidelity Management & Research Company, Fidelity Japan
    Small Companies Fund                                               1,521,566                  (a)               12,096,450
*Fidelity Management & Research Company, Fidelity Large
    Cap Stock Fund                                                       149,866                  (a)                2,427,829
*Fidelity Management & Research Company, Fidelity Latin
    America Fund                                                         108,088                  (a)                1,415,947
*Fidelity Management & Research Company, Fidelity
    Low-Priced Stock Fund                                              1,271,996                  (a)               34,509,256
*Fidelity Management & Research Company, Fidelity
    Magellan Fund                                                      1,678,257                  (a)              186,437,605
*Fidelity Management & Research Company, Fidelity
    Mid-Cap Stock Fund                                                 1,362,268                  (a)               33,593,521
*Fidelity Management & Research Company, Fidelity New
    Markets Income Fund                                                  180,273                  (a)                2,096,578
*Fidelity Management & Research Company, Fidelity
    Nordic Fund                                                          172,322                  (a)                3,484,352

                                                                     SCHEDULE I
                                                                   Page 7 of 10


                                                                      PRINCIPAL
                                                                        AMOUNT              COST OR
                                                                      OR NUMBER             CONTRACT                CURRENT
  IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                    OF SHARES              VALUE                   VALUE
  ------------------------------------------------                    ---------             --------                -------

*Fidelity Management & Research Company, Fidelity OTC
    Portfolio                                                          1,657,049                  (a)           $   58,427,534
*Fidelity Management & Research Company, Fidelity
    Overseas Fund                                                         47,955                  (a)                1,462,628
*Fidelity Management & Research Company, Fidelity
    Pacific Basin Fund                                                 1,278,470                  (a)               20,468,305
*Fidelity Management & Research Company, Fidelity
    Puritan Fund                                                         177,746                  (a)                3,304,294
*Fidelity Management & Research Company, Fidelity Real
    Estate Investment Fund                                               327,537                  (a)                6,400,077
*Fidelity Management & Research Company, Fidelity
    Retirement Government Money Market Portfolio                       9,395,940                  (a)                9,395,940
*Fidelity Management & Research Company, Fidelity
    Independence Fund                                                    323,133                  (a)                5,725,918
*Fidelity Management & Research Company, Fidelity
    Retirement Money Market Portfolio                                 97,632,349                  (a)               97,632,349
*Fidelity Management & Research Company, Fidelity
    Short-Term Bond Fund                                                 117,750                  (a)                1,026,777
*Fidelity Management & Research Company, Fidelity Small
    Cap Selector Fund                                                    144,549                  (a)                2,265,086
*Fidelity Management & Research Company, Fidelity Small
    Cap Stock Fund                                                        36,338                  (a)                  505,462
*Fidelity Management & Research Company, Fidelity
    Southeast Asia Fund                                                  138,722                  (a)                1,507,904
*Fidelity Management & Research Company, Spartan 500
    Index Fund                                                           124,021                  (a)               10,484,740
*Fidelity Management & Research Company, Spartan U.S.
    Equity Index Fund                                                    401,468                  (a)               17,455,815
*Fidelity Management & Research Company, Fidelity Stock
    Selector Fund                                                         18,561                  (a)                  414,843
*Fidelity Management & Research Company, Fidelity
    TechnoQuant Growth Fund                                               88,571                  (a)                1,111,570
*Fidelity Management & Research Company, Fidelity Trend
    Fund                                                                   3,718                  (a)                  195,664
*Fidelity Management & Research Company, Fidelity U.S.
    Bond Index Fund                                                      418,913                  (a)                4,444,663
*Fidelity Management Trust Company, Fidelity U.S.
    Equity Index Commingled Fund                                       8,337,407                  (a)              298,812,656
*Fidelity Management & Research Company, Fidelity
    Utilities Fund                                                       298,367                  (a)                4,591,873
*Fidelity Management & Research Company, Fidelity Value
    Fund                                                                 284,288                  (a)               14,740,334
*Fidelity Management & Research Company, Fidelity
    Worldwide Fund                                                        41,373                  (a)                  625,142
*Strategic Advisors, Fidelity Freedom 2000 Fund                           98,950                  (a)                1,163,655
*Strategic Advisors, Fidelity Freedom 2010 Fund                          291,805                  (a)                3,813,891
*Strategic Advisors, Fidelity Freedom 2020 Fund                          198,089                  (a)                2,636,565
*Strategic Advisors, Fidelity Freedom 2030 Fund                          150,565                  (a)                2,023,598
*Strategic Advisors, Fidelity Freedom Income Fund                         41,857                  (a)                  460,844
 The Alger Fund, Alger Capital Appreciation Retirement
    Portfolio                                                             28,949                  (a)                  395,731
 The Alger Fund, Alger MidCap Growth Retirement
    Portfolio                                                             81,735                  (a)                1,259,533
 The Alger Fund, Alger Small Capitalization  Retirement
    Fund                                                                   1,061                  (a)                   17,469
 American Century Mutual Funds, Inc., American Century
    Select Fund, Investor shares                                         342,566                  (a)               13,719,760
 American Century Mutual Funds, Inc., American Century
    Ultra Fund, Investor shares                                        3,496,605                  (a)              103,149,846
 Ariel Capital Management, Ariel Appreciation Fund                        25,799                  (a)                  928,770
 Ariel Capital Management, Ariel Fund                                     26,366                  (a)                  954,960
 Ariel Capital Management, Ariel Premier Bond Fund,
    Institutional Shares                                                   3,129                  (a)                   31,665
 Baron Funds, Baron Asset Fund                                             2,919                  (a)                  144,792
 Baron Funds, Baron Growth Fund                                           25,706                  (a)                  810,768
 Calvert Asset Management Company, Inc., Calvert
    Capital Accumulation Fund, Class A shares                             44,086                  (a)                1,135,663
 Calvert Asset Management Company, Inc., Calvert New
    Vision Small-Cap Fund, Class A shares                                  9,242                  (a)                  168,203

                                                                     SCHEDULE I
                                                                   Page 8 of 10


                                                                      PRINCIPAL
                                                                        AMOUNT              COST OR
                                                                      OR NUMBER             CONTRACT                CURRENT
  IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                    OF SHARES              VALUE                   VALUE
  ------------------------------------------------                    ---------             --------                -------

   Calvert Asset Management Company, Inc., Calvert Social
      Investment Balanced Fund, Class A shares                             7,386                  (a)           $      203,497
   Calvert Asset Management Company, Inc., Calvert World
      Values International Equity Fund, Class A shares                    17,955                  (a)                  295,899
   Delaware Management Company, Delaware Trend Fund,
      Class A shares                                                   2,157,791                  (a)               43,026,346
   Domini Social Investments, Domini Social Equity Fund                      253                  (a)                    8,159
   Founders Asset Management, Founders Balanced Fund,
      Class F shares                                                      23,459                  (a)                  206,207
   Founders Asset Management, Founders Discovery Fund,
      Class F shares                                                     227,398                  (a)                7,263,078
   Founders Asset Management, Founders Growth and Income
      Fund, Class F shares                                                48,725                  (a)                  237,780
   Founders Asset Management, Founders Growth Fund, Class
      F shares                                                            89,820                  (a)                1,014,971
   Founders Asset Management, Founders Mid-Cap Growth
      Fund, Class F shares                                                76,383                  (a)                  300,187
   Founders Asset Management, Founders Worldwide Growth
      Fund, Class F shares                                                35,578                  (a)                  461,802
   Franklin Small Cap Growth Fund, Class A shares                          2,372                  (a)                   79,433
   INVESCO Funds Group, INVESCO Dynamics Fund, Investor
      shares                                                           1,834,791                  (a)               34,475,719
   INVESCO Funds Group, INVESCO Blue Chip Growth Fund,
      Investor shares                                                  1,828,883                  (a)                6,273,070
   INVESCO Funds Group, INVESCO High-Yield Fund, Investor
      shares                                                             574,730                  (a)                2,563,297
   INVESCO Funds Group, INVESCO Equity Income Fund,
      Investor shares                                                    138,790                  (a)                1,855,625
   INVESCO Funds Group, INVESCO Select Income Fund,
      Investor shares                                                    422,574                  (a)                2,438,251
   INVESCO Funds Group, INVESCO Small Company Growth
      Fund,  Investor shares                                             928,948                  (a)               12,689,423
   INVESCO Funds Group, INVESCO Total Return Fund,
      Investor shares                                                     60,586                  (a)                1,599,462
   INVESCO Funds Group, INVESCO Value Equity Fund,
      Investor shares                                                     39,483                  (a)                  840,989
   Janus Capital Corporation, Janus Adviser Capital
      Appreciation Fund                                                    2,986                  (a)                   70,149
   Janus Capital Corporation, Janus Adviser Aggressive
      Growth Fund                                                          9,064                  (a)                  236,659
   Janus Capital Corporation, Janus Adviser Growth Fund                    1,160                  (a)                   28,324
   Janus Capital Corporation, Janus Adviser International
      Fund                                                                 2,519                  (a)                   68,061
   Janus Capital Corporation, Janus Balanced Fund                      1,051,622                  (a)               21,232,254
   Janus Capital Corporation, Janus Enterprise Fund                    1,954,310                  (a)               76,003,107
   Janus Capital Corporation, Janus Flexible Income Fund                 318,321                  (a)                2,893,536
   Janus Capital Corporation, Janus Fund                               1,168,002                  (a)               34,105,649
   Janus Capital Corporation, Janus Mercury Fund                       5,502,245                  (a)              135,190,170
   Janus Capital Corporation, Janus Twenty Fund                        2,723,917                  (a)              120,151,962
   Janus Capital Corporation, Janus Worldwide Fund                     2,050,346                  (a)              100,548,963
   Managers Funds, Managers Bond Fund                                      9,096                  (a)                  201,570
   Managers Funds, Managers Capital Appreciation Fund                      5,731                  (a)                  181,287
   Managers Funds, Managers Income Equity Fund                             3,028                  (a)                   88,795
   Managers Funds, Managers Special Equity Fund                            2,361                  (a)                  182,276
   Merrill Lynch Asset Management, Merrill Lynch Capital
      Fund, Class A shares                                               208,531                  (a)                6,153,754
   Morgan Stanley Institutional Fund Trust, Balanced
      Portfolio, (formerly, MAS Balanced Portfolio,
      Adviser Class)                                                      18,909                  (a)                  217,265
   Morgan Stanley Institutional Fund Trust, Fixed Income
      Portfolio (formerly,  MAS Funds Fixed Income
      Portfolio, Adviser Class)                                          105,357                  (a)                1,225,304
   Morgan Stanley Institutional Fund Trust, High Yield
      Portfolio (formerly, MAS Funds High Yield
      Portfolio, Adviser Class)                                          102,092                  (a)                  660,536
   Morgan Stanley Institutional Fund Trust, Mid Cap
      Growth Portfolio (formerly, MAS Funds Mid-Cap
      Growth Portfolio, Adviser Class)                                   646,039                  (a)               13,030,598
   Morgan Stanley Institutional Fund Trust, Value
      Portfolio (formerly, MAS Funds Value Portfolio,
      Adviser Class)                                                   1,514,447                  (a)               23,534,506

                                                                     SCHEDULE I
                                                                   Page 9 of 10


                                                                      PRINCIPAL
                                                                        AMOUNT              COST OR
                                                                      OR NUMBER             CONTRACT                CURRENT
  IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                    OF SHARES              VALUE                   VALUE
  ------------------------------------------------                    ---------             --------                -------

   Morgan Stanley Institutional Fund, Inc., Emerging
      Markets Portfolio, Class B shares                                   71,643                  (a)           $      775,893
   Morgan Stanley Institutional Fund, Inc., Small Company
      Growth Portfolio, Class B shares                                 2,900,744                  (a)               29,007,440
   Morgan Stanley Institutional Fund, Inc., Equity Growth
      Portfolio, Class B                                                   1,783                  (a)                   32,288
   Morgan Stanley Institutional Fund, Inc., Active
      International Allocation Portfolio, Class B shares                  13,433                  (a)                  127,075
   Morgan Stanley Institutional Fund, Inc. Global Value
      Portfolio, Class B shares (formerly, Global Equity
      Portfolio)                                                         106,663                  (a)                1,740,741
   Montgomery Asset Management, Montgomery Global 20
      Portfolio, Class R shares                                               37                  (a)                      407
   Morgan Stanley Institutional Fund, Inc., International
      Magnum Portfolio, Class B shares                                       203                  (a)                    2,087
   Morgan Stanley Institutional Fund, Inc., Value Equity
      Portfolio Class B shares                                            15,198                  (a)                  159,882
   Franklin Mutual Advisers, Mutual Discovery Fund, Class
      A shares                                                            23,822                  (a)                  470,252
   Franklin Mutual Advisers, Mutual Shares Fund, Class A
      shares                                                              29,729                  (a)                  636,209
   Neuberger & Berman Management, Inc., Neuberger Berman
      Socially Responsive Fund                                                 5                  (a)                       67
   Neuberger & Berman Management, Inc., Neuberger Berman
      Focus Trust                                                        821,978                  (a)               25,168,981
   Neuberger & Berman Management, Inc., Neuberger Berman
      Genesis Trust                                                      678,081                  (a)               19,833,866
   Neuberger & Berman Management, Inc., Neuberger Berman
      Guardian Trust                                                      32,468                  (a)                  383,775
   Neuberger & Berman Management, Inc., Neuberger Berman
      Manhattan Trust                                                     94,551                  (a)                1,140,284
   Neuberger & Berman Management, Inc., Neuberger Berman
      Partners Trust                                                      84,844                  (a)                1,421,989
   Pacific Investment Management Company, PIMCO Capital
      Appreciation Fund, Administrative Shares                           243,376                  (a)                4,249,339
   Pacific Investment Management Company, PIMCO Global
      Bond Fund, Administrative Shares                                    36,801                  (a)                  300,667
   Pacific Investment Management Company, PIMCO High
      Yield Fund, Administrative Shares                                  369,230                  (a)                3,529,842
   Pacific Investment Management Company, PIMCO Low
      Duration Fund, Administrative Shares                               176,471                  (a)                1,766,477
   Pacific Investment Management Company, PIMCO Long-Term
      U.S. Government Fund,  Administrative Shares                        26,030                  (a)                  268,369
   Pacific Investment Management Company, PIMCO Mid-Cap
      Fund, Administrative Shares                                        341,850                  (a)                7,233,538
   Pacific Investment Management Company, PIMCO Total
      Return Fund, Administrative Shares                                 795,996                  (a)                8,230,601
   Pilgrim Baxter & Associates, PBHG Emerging Growth Fund                183,033                  (a)                3,481,280
   Pilgrim Baxter & Associates, PBHG Growth Fund                         477,212                  (a)               12,235,716
   RS Investment, RS Emerging Growth Fund                                 15,468                  (a)                  558,700
   RS Investment, RS MicroCap Growth Fund                                  8,303                  (a)                  175,855
   Zurich Scudder Investments, Scudder International
      Fund, Class S shares                                                   727                  (a)                   30,493
   Scudder Kemper Investments, Scudder Global Discovery
      Fund                                                                 4,277                  (a)                  110,984
   Zurich Scudder Investments, Scudder Growth & Income
      Fund, Class S shares                                                   997                  (a)                   22,351
   Zurich Scudder Investments, Scudder 21st Century
      Growth Fund                                                            717                  (a)                   14,355
   Strong Capital Management, Strong Advisor Common Stock
      Fund, Class Z shares                                                10,296                  (a)                  208,386
   Strong Capital Management, Strong Advantage Fund,
      Investor Class                                                     212,229                  (a)                2,109,560
   Strong Capital Management, Strong Discovery Fund                       21,650                  (a)                  389,486
   Strong Capital Management, Strong Government
      Securities Fund, Investor Class                                    288,131                  (a)                3,068,599
   Strong Capital Management, Strong Growth Fund,
      Investor Class                                                     510,254                  (a)               10,465,308
   Strong Capital Management, Strong Opportunity Fund,
      Investor Class                                                     263,789                  (a)               11,131,875

                                                                     SCHEDULE I
                                                                  Page 10 of 10


                                                                      PRINCIPAL
                                                                        AMOUNT              COST OR
                                                                      OR NUMBER             CONTRACT                CURRENT
  IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                    OF SHARES              VALUE                   VALUE
  ------------------------------------------------                    ---------             --------                -------

   Strong Capital Management, Strong Short-Term Bond
      Fund, Investor Class                                               105,472                  (a)           $    1,004,095
   Strong Capital Management, Strong Large Cap Growth Fund               158,685                  (a)                4,146,431
   TCW Funds Management, TCW Galileo Small Cap Growth
      Fund, Class N shares                                                19,449                  (a)                  467,752
   TCW Funds Management, TCW Galileo Aggressive Growth
      Equities Fund, Class N shares                                       17,343                  (a)                  253,560
   TCW Funds Management, TCW Galileo Select Equity Fund,
      Class N shares                                                         869                  (a)                   15,271
   Templeton Asset Management, Templeton Developing
      Markets Fund, Class A shares                                       125,050                  (a)                1,334,288
   Franklin Advisers, Templeton Foreign Smaller Companies
      Fund, Class A shares                                                   233                  (a)                    3,278
   Templeton Global Advisors, Templeton Foreign Fund,
      Class A shares                                                     430,789                  (a)                4,256,197
   Templeton Global Advisors, Templeton Growth Fund,
      Class A shares                                                     133,431                  (a)                2,436,450
   Templeton Global Advisors, Templeton World Fund,
      Class A shares                                                     354,099                  (a)                5,467,288
   Templeton Global Bond Managers, Templeton Global Bond
      Fund, Class A shares                                                56,447                  (a)                  433,512
   Templeton Investment Counsel, Institutional Foreign
      Equity Fund                                                      2,448,930                  (a)               38,203,302
   Rice Hall James & Associates, UAM Rice Hall James
      Small Cap Portfolio                                                 30,929                  (a)                  540,945
   Fiduciary Management Associates, UAM/FMA Small Company
      Portfolio, Institutional Shares                                      7,940                  (a)                  154,597
   USAA Investment Management, USAA Cornerstone Strategy
      Fund                                                                 8,732                  (a)                  217,248
   USAA Investment Management, USAA Emerging Markets Fund                     31                  (a)                      216
   USAA Investment Management, USAA GNMA Trust                           101,221                  (a)                  997,029
   USAA Investment Management, USAA Growth Fund                           29,911                  (a)                  484,252
   USAA Investment Management, USAA Income Fund                          343,420                  (a)                4,162,255
   USAA Investment Management, USAA Income Stock Fund                     50,157                  (a)                  911,857
   USAA Investment Management, USAA International Fund                    34,390                  (a)                  604,583
   Credit Suisse Asset Management, CS Warburg Pincus
      Capital Appreciation Fund, Common Shares                           227,261                  (a)                4,627,039
   Credit Suisse Asset Management, CS Warburg Pincus
      Emerging Growth Fund, Common Shares                                 52,057                  (a)                1,493,526
   Credit Suisse Asset Management, CS Warburg Pincus
      Global Fixed-Income Fund, Common Shares                             14,076                  (a)                  138,365
   Credit Suisse Asset Management, CS Warburg Pincus
      Value II Fund, Common Shares                                       103,720                  (a)                1,452,080
   Credit Suisse Asset Management, CS Warburg Pincus
      International Equity Fund                                           21,240                  (a)                  272,506
                                                                                                                --------------
            Total mutual and commingled funds                                                                    2,495,400,469
                                                                                                                --------------
PARTICIPANT LOANS:
   Participant loans, interest rates ranging from 9.00%
      to 10.75%                                                                                   (a)               74,643,019
                                                                                                                --------------
            Total investments                                                                                   $4,651,670,243
                                                                                                                ==============


         (a) Cost information is not required to be presented for these participant-directed investments.

                        *Represents a party in interest.

         The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE II


                         DELTA FAMILY-CARE SAVINGS PLAN


               SCHEDULE H, LINE 4J -- REPORTABLE TRANSACTIONS (A)

                        FOR THE YEAR ENDED JUNE 30, 2001


                                         DESCRIPTION OF ASSET                                 EXPENSE
                                     (INCLUDES INTEREST RATE AND   PURCHASE     SELLING     INCURRED WITH   COST OF
    IDENTITY OF PARTY INVOLVED       MATURITY IN CASE OF A LOAN)    PRICE        PRICE       TRANSACTION     ASSETS      NET GAIN
    --------------------------       ---------------------------   --------     -------     -------------   -------      --------

*FIDELITY MANAGEMENT TRUST COMPANY     Institutional Money
                                         Market Fund:
                                         171 transactions         $63,227,841  $        --      (b)       $        --   $       --
                                         144 transactions                  --   63,714,639      (b)        63,714,639           --

*DELTA AIR LINES, INC.                 Delta Air Lines, Inc.
                                         common stock:
                                         204 transactions          46,440,283           --      (b)                --           --
                                         623 transactions                  --   13,150,648      (b)        10,780,986    2,369,663


                       *Represents a party in interest.

         (a) Represents a series of transactions in securities of the same issue having a cumulative value in excess of 5% of the current value of plan assets at the beginning of the plan year.

         (b) The normal expenses associated with asset purchases are built into the Trustee's cost records and therefore are not shown separately here.

         The accompanying notes are an integral part of this schedule.

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of Delta Air Lines, Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                         DELTA FAMILY-CARE SAVINGS PLAN



                                                 /s/ James B. Taylor
                                                 ------------------------------
                                                 By:  James B. Taylor
                                                 Chief Investment Officer
                                                 Delta Air Lines Benefit Trusts
                                                 Delta Air Lines, Inc.


Date:  December 14, 2001

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS




As independent public accountants, we hereby consent to the incorporation by reference of our report dated September 28, 2001 included in Delta Air Lines, Inc.'s annual report on Form 11-K for the Delta Family-Care Savings Plan for the year ended June 30, 2001 into the Company's previously filed Registration Statements Nos. 33-30454 and 333-46904.


/s/ Arthur Andersen LLP

Atlanta, Georgia
December 12, 2001